                   Astris Energi Inc. · 6-K · For 6/16/04, On 6/16/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                   Astris Energi Inc. · 6-K · For 6/16/04, On 6/16/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: June 16, 2004

Commission File Number:  0-31481

                                  ASTRIS ENERGI INC.

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                 (Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2

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                     (Address of principal executive office)

Registrant’s telephone number, including area code:   (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · #/1

                   Astris Energi Inc. · 6-K · For 6/16/04, On 6/16/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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The following are included in this report on Form 6-K:

                                                                   Sequential

Exhibit                         Description                        Page Number

-------                         -----------                        -----------

  1.                    Press release, dated June 16, 2004             3

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · #/1

                   Astris Energi Inc. · 6-K · For 6/16/04, On 6/16/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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EXHIBIT 1

ASTRIS ENERGI POSITION UPHELD IN COURT OF APPEAL

MISSISSAUGA, ONTARIO, CANADA, June 16,  2004 --  Astris Energi Inc. (“Astris”, OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, today announced that the Court of Appeal for Ontario has dismissed an appeal by a former officer and director of Astris.  A lawsuit by former officer and director, E. Roy Birkett, was dismissed in its entirety after a trial in the Superior Court of Justice of Ontario held in October 2002. The trial judge awarded Astris costs in the amount of $81,000.  Mr. Birkett appealed that decision and yesterday the Court of Appeal for Ontario dismissed the appeal and awarded Astris an additional $20,000 for legal and court costs.

“We were always confident we would be successful in defending against this claim, and we are pleased to have it behind us in order to remove any uncertainty among investors about the outcome,” said Jiri Nor, President and Chief Executive Officer.

About Astris Energi Inc.

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally.  Over the past 20 years, more than $17 million has been spent on the development of Astris’ AFC. The company is commencing pilot production of its POWERSTACK™ MC 250 technology in 2004.  Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca

Forward-Looking Statements

Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:

Anthony Durkacz

Vice President of Finance

Astris Energi Inc.

Phone:  905-608-2000

Fax:  905-608-8222

E-mail: adurkacz@astris.ca

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · #/1